Exhibit 10.1

Execution Version

BANK OF AMERICA, N.A.

BOFA SECURITIES, INC.

One Bryant Park
New York, New York 10036

PERSONAL AND CONFIDENTIAL

February 17, 2022

Celanese Corporation

222 West Las Colinas Boulevard

Suite 900N

Irving, Texas 75039-5421

Attention: Chief Financial Officer

Project Mercury
Bridge Facility Commitment Letter

Ladies and Gentlemen:

Celanese Corporation (the “Company” or “you”) has advised Bank of America, N.A. (“Bank of America”) and BofA Securities, Inc. (or any of its designated affiliates, “BofA Securities” and, together with Bank of America, “BofA” and, collectively with each Lender (as defined below) that becomes a party to this Commitment Letter (as defined below) as an additional “Commitment Party” pursuant to Section 3 hereof, the “Commitment Parties”, “we” or “us”) of the proposed transactions described in Annex A hereto. Capitalized terms used but not defined herein have the meanings assigned to them in the Annexes attached hereto (in the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this commitment letter (together with the Annexes and all other attachments attached hereto, this “Commitment Letter”) shall be determined by reference to the context in which it is used).

1.	Commitments; Titles and Roles.

BofA Securities is pleased to confirm its agreement to act, and you hereby exclusively appoint BofA Securities to act, as sole lead arranger and sole bookrunner (in such capacity, the “Arranger”) in connection with the Bridge Facility. Bank of America is pleased to confirm its agreement to act, and you hereby appoint Bank of America to act, as administrative agent (the “Administrative Agent”) for the Bridge Facility. BofA shall retain “left” and highest placement on all marketing materials prepared in connection with the Bridge Facility. Bank of America (the “Initial Lender”) is pleased to advise you of its commitment to provide the Company the full principal amount of the $11.0 billion Bridge Facility, on the terms set forth in Annex B attached hereto and subject only to the satisfaction (or waiver) of the Funding Conditions (as defined below); provided that, the commitment of the Initial Lender hereunder for the Bridge Facility shall be automatically reduced on a dollar-for-dollar basis at any time on or after the date hereof and prior to the Closing Date as set forth in the section titled “Mandatory Prepayments/Commitment Reductions” in Annex B attached hereto. It is further understood and agreed that no other agents, co-agents, arrangers, co-arrangers, bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation (other than compensation expressly contemplated by this Commitment Letter or the Fee Letter (as defined below)) will be paid to any Lender in connection with its participation in the Bridge Facility unless you and we shall so agree. Our fees for our commitment and for services related to the Bridge Facility are set forth in a separate fee letter (the “Fee Letter”) entered into by you and us on the date hereof.

2.	Conditions Precedent.

The Commitment Parties’ respective commitments and agreements hereunder are subject only to the satisfaction (or waiver) of the conditions expressly set forth in Annex C hereto (the “Funding Conditions”). Notwithstanding anything in this Commitment Letter, the Fee Letter, the Loan Documents or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions to availability and initial funding of the Bridge Facility on the Closing Date are the Funding Conditions; it being understood that there are no conditions (implied or otherwise) to the commitments hereunder (including compliance with the terms of the Commitment Letter, the Fee Letter, the Loan Documents or otherwise) other than the Funding Conditions each of which Funding Conditions shall be subject in all respects to the provisions of the next succeeding paragraph (this paragraph, together with such next succeeding paragraph, collectively, the “Funding Conditions Provision”) (and upon satisfaction (or waiver) of the Funding Conditions, the funding requested by the Borrower under the Bridge Facility on the Closing Date shall occur). Without limiting the conditions precedent set forth herein to funding, the Arranger will cooperate with you as reasonably requested in coordinating the timing and procedures for the funding of the Bridge Facility in a manner consistent with the Acquisition Agreement.

Notwithstanding anything to the contrary contained in this Commitment Letter, the Fee Letter, the Loan Documents or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, (a) the only representations and warranties (implied or otherwise) the accuracy of which will be a condition to the availability and initial funding of the Bridge Facility on the Closing Date shall be (i) the representations and warranties made by or with respect to the Acquired Business in the Acquisition Agreement as are material to the interests of the Lenders (in their capacities as such) but only to the extent that the accuracy of such representations and warranties is a condition to your or any of your affiliates’ obligation to consummate the Acquisition or to the extent that you have the right to terminate your (or any of your affiliates has the right to terminate its) obligations (or otherwise does not have an obligation to close), under the Acquisition Agreement (without giving effect to notice or lapse of time or both) as a result of a breach of such representations and warranties in the Acquisition Agreement (such representations and warranties, collectively, the “Acquisition Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the Loan Documents and the other closing deliverables for the Bridge Facility shall be in a form such that they do not impair the availability and initial funding of the Bridge Facility on the Closing Date if the Funding Conditions are satisfied (or waived by the Arranger). As used herein, “Specified Representations” means representations made by the Borrower and any Guarantors set forth in Annex B attached hereto relating to incorporation; organizational power and authority to enter into the Loan Documents; due execution, delivery and enforceability of the Loan Documents; solvency as of the Closing Date of the Company and its subsidiaries on a consolidated basis after giving effect to the Transactions (as defined in Annex A) (solvency to be defined in a manner consistent with the form solvency certificate attached hereto as Schedule I); no conflicts of the Loan Documents with charter documents of the Borrower or agreements with respect to indebtedness for borrowed money of the Borrower or its subsidiaries (tested on the Closing Date after giving pro forma effect to the Acquisition) in a committed or outstanding principal amount of $100 million or more (which representation shall not be subject to a “material adverse effect” qualifier); Federal Reserve margin regulations; the Investment Company Act; and the use of loan proceeds not violating OFAC, the PATRIOT Act and FCPA.

3.	Syndication.

The Arranger intends and reserves the right to syndicate all or a portion of the Initial Lender’s commitment hereunder with respect to the Bridge Facility to the Lenders (which it is understood shall include any relationship lenders designated by you in consultation with, and reasonably acceptable to the Arranger), and you acknowledge and agree that the commencement of syndication shall occur in the discretion of the Arranger. The Arranger will lead, in consultation with you, the syndication, including determining the timing of all offers to potential Lenders, and the acceptance of commitments, the amounts offered, the final commitment allocations and the compensation provided to each Lender from the amounts to be paid to the Commitment Parties pursuant to the terms of this Commitment Letter and the Fee Letter; provided that, the selection of the Lenders, any title, designation or other role awarded and any allocations made by the Arranger (a) from the date hereof until sixty (60) days following the date hereof (the “Initial Syndication Period”) shall be subject to your approval in your sole discretion (it being agreed that the Arranger may syndicate the Bridge Facility to lenders under the Existing Credit Agreement (other than a defaulting lender) and any lenders agreed by the Arranger and the Borrower prior to the date hereof, including in accordance with any agreed syndication plan (the “Pre-Approved Lenders”)) and (b) following the Initial Syndication Period, if and for so long as a Successful Syndication (as defined in the Fee Letter) has not been achieved, shall be made by the Arranger in consultation and coordination with the Borrower; provided, however, that any Lender selected by the Arranger in accordance with this clause (b) shall be a Pre-Approved Lender, a lender under the Existing Credit Agreement (other than a defaulting lender) or an Investment Grade Institution or otherwise be reasonably acceptable to the Borrower. The commitment of the Initial Lender hereunder with respect to the Bridge Facility shall be reduced on a dollar-for-dollar basis as and when commitments are received from Lenders which have been selected as set forth above to the extent that each such Lender becomes (i) party to this Commitment Letter as an additional “Commitment Party” pursuant to customary joinder documentation referred to in Section 1 above or (ii) party to the Bridge Loan Agreement as a “Lender” thereunder. Notwithstanding the Arranger’s right to syndicate the Bridge Facility and receive commitments with respect thereto (and it is understood that this is not a condition to the availability and initial funding of the Bridge Facility on the Closing Date), except with respect to any portion of the commitments hereunder that have been assigned to Investment Grade Institutions (as defined below) which have become party to this Commitment Letter or the Bridge Loan Agreement, as described above, (i) the Commitment Parties shall not be relieved, released or novated from their respective obligations hereunder (including their obligation to fund under the Bridge Facility on the Closing Date in accordance with the terms and conditions set forth in the Commitment Letter) until after the funding of the Bridge Facility on the Closing Date has actually occurred, (ii) no assignment, transfer or novation shall become effective with respect to all or any portion of an Initial Lender’s commitments in respect of the Bridge Facility until the initial funding of the Bridge Facility by such Initial Lender and (iii) unless you otherwise agree in writing, each Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Bridge Facility and this Commitment Letter, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred. “Investment Grade Institution” means a commercial or investment bank whose senior, unsecured, long-term indebtedness has an “investment grade” rating by S&P and Moody’s (each as defined below).

The Company agrees to use commercially reasonable efforts to ensure that the Arranger’s syndication efforts benefit from the existing lending relationships of the Company and its subsidiaries and, to the extent reasonably practical and appropriate (but in all instances subject to, and not in contravention of, the Acquisition Agreement), of the Acquired Business. To facilitate an orderly and successful syndication of the Bridge Facility, you agree that, until the earliest of (x) the termination of the syndication by the Arranger, (y) the date a Successful Syndication (as defined in the Fee Letter) is achieved and (z) forty-five (45) days following the Closing Date (such earliest date, the “Syndication Date”), the Company will not, and, to the extent reasonably practical and appropriate, will use commercially reasonable efforts (but in all instances subject to, and not in contravention of, the Acquisition Agreement) to ensure that the Acquired Business will not, syndicate, issue or announce the syndication or issuance of any competing debt facility or any debt security of the Acquired Business or the Celanese Business that would be reasonably expected to materially and adversely impair the primary syndication of the Bridge Facility (other than (a) the Bridge Facility, (b) the Notes Offering, (c) the Term Loan Facilities (as defined below), (d) amendments, replacements, extensions, refinancings and renewals of the Existing Credit Agreement or the indebtedness incurred thereunder, (e) any indebtedness permitted to remain outstanding or to be incurred by the Acquired Business under the Acquisition Agreement (and extensions, refinancings and renewals thereof to the extent permitted under the Acquisition Agreement), (f) commercial paper issuances, (g) any borrowings under existing revolving credit facilities, including the Existing Credit Agreement and other indebtedness existing on the date hereof (including issuances of letters of credit), (h) working capital facilities of foreign subsidiaries and other ordinary course bilateral working capital facilities and ordinary course capital leases, letters of credit and purchase money and equipment financings, (i) trade debt, (j) the refinancing of the Company’s 4.625% senior unsecured notes due 2022 (the “2022 Notes”), (k) any factoring arrangement, securitization facility, asset backed securities issuance or other receivables financing, and (l) other indebtedness to be agreed between you and the Arranger), without the prior written consent of the Arranger (such consent not to be unreasonably withheld, delayed or conditioned).

Until the Syndication Date, the Company agrees to cooperate with the Arranger and, to the extent reasonably practical and appropriate, agrees to use commercially reasonable efforts to cause the Acquired Business to cooperate with the Arranger (but in all instances subject to, and not in contravention of, the terms of the Acquisition Agreement), in connection with (i) the preparation of a customary confidential information memorandum and other customary marketing materials reasonably requested by the Arranger for the Bridge Facility regarding the business, operations, financial projections and prospects of the Celanese Business and the Acquired Business (collectively, the “Confidential Information Memorandum”) deemed reasonably necessary by the Arranger to complete the syndication of the Bridge Facility, (ii) using commercially reasonable efforts to obtain, prior to the launch of general syndication, updated ratings (but no specific rating) of the Company’s senior unsecured indebtedness from Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Financial Services LLC (“S&P”), in each case, taking into account the transactions contemplated hereby, (iii) the presentation of one or more customary information packages for the Bridge Facility (collectively, the “Lender Presentation”) for use in meetings and other communications with prospective Lenders or agents in connection with the syndication of the Bridge Facility and (iv) arranging for direct contact between senior management and representatives, with appropriate seniority and expertise, of the Company with prospective Lenders (and, to the extent reasonably practical and appropriate, the use of commercially reasonable efforts to ensure direct contact between senior management and representatives, with appropriate seniority and expertise, of the Acquired Business with prospective Lenders (but in all instances subject to, and consistent with, the terms of the Acquisition Agreement)) and participation of such persons in one meeting (which shall be virtual) during normal business hours at a reasonable time and date mutually agreed upon and upon reasonable advance notice. Without limiting your obligations to assist with syndication efforts as set forth herein, it is understood that each Commitment Party’s commitments hereunder are not subject to or conditioned in any way upon syndication of, or receipt of commitments in respect of the Bridge Facility, and notwithstanding anything to the contrary contained in this Commitment Letter, the Fee Letter or the Loan Documents, neither the commencement nor the completion of the syndication of the Bridge Facility nor the obtainment of ratings (or any specific rating) shall constitute a condition to the availability of the Bridge Facility on the Closing Date or at any time thereafter. It is also understood that neither the Acquired Business nor the Celanese Business or their respective affiliates will be required to provide any information to the extent that the provision thereof would violate (i) any attorney-client privilege or (ii) law, rule or regulation applicable to the Acquired Business or the Celanese Business or their respective affiliates or (iii) any obligation of confidentiality from a third party binding on you (so long as such confidentiality obligation was not entered into in contemplation of the Transactions), the Acquired Business or the Celanese Business or their respective affiliates; provided that you shall use commercially reasonable efforts to obtain the relevant consents under such third party obligations of confidentiality to allow for the provision of such information to the extent reasonably requested by the Arranger; provided further that in the event you do not provide information that could reasonably be considered material to the Lenders because the disclosure thereof would violate a confidentiality agreement or obligation binding on you or waive attorney-client privilege as contemplated in the paragraph above, you will promptly provide notice to the Commitment Parties that such information is being withheld to the extent it is legally permissible to provide such notice. The Company will be solely responsible for the contents of any such Confidential Information Memorandum or Lender Presentation (other than, in each case, any information contained therein that has been provided for inclusion therein by the Commitment Parties solely to the extent such information relates to the Commitment Parties) and all other information, documentation or materials delivered to the Commitment Parties in connection therewith prepared by or on behalf of the Company (collectively, the “Information”) and acknowledges that the Commitment Parties will be using and relying upon the Information without independent verification thereof. The Company agrees that Information regarding the Bridge Facility and Information provided by the Acquired Business, the Celanese Business or their respective representatives to any Commitment Party in connection with the Bridge Facility (including, without limitation, draft and execution versions of the Loan Documents, the Confidential Information Memorandum, the Lender Presentation, publicly filed financial statements, and draft or final offering materials relating to contemporaneous or prior securities issuances by the Company, the Acquired Business or the Celanese Business) may be disseminated to potential Lenders and other persons through one or more internet sites (including an IntraLinks, SyndTrak or other electronic workspace (the “Platform”)) created for purposes of syndicating the Bridge Facility or otherwise, in accordance with the Arranger’s standard syndication practices, and you acknowledge that neither the Commitment Parties nor any of their affiliates will be responsible or liable to you or any other person or entity for damages arising from the use by others of any Information or other materials obtained on the Platform (except to the extent arising out of the gross negligence, bad faith or willful misconduct of a Commitment Party or the gross negligence, bad faith or willful misconduct of such Commitment Party’s controlled affiliates or any of its or their directors, officers, employees or partners, as determined in a final non-appealable decision of a court of competent jurisdiction; provided, however, that in no event will any party hereto or the Acquired Business or any of their respective affiliates have any liability for indirect, consequential, special or punitive damages other than as set forth in Section 5).

The Company acknowledges that certain of the Lenders may be “public side” Lenders (i.e. Lenders that have personnel who do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Celanese Business, the Acquired Business or their respective affiliates or any of their respective securities) (each, a “Public Lender”). At the reasonable request of the Arranger, the Company agrees to use commercially reasonable efforts to assist in the preparation of an additional version of the Confidential Information Memorandum and the Lender Presentation to be used by Public Lenders that does not contain MNPI concerning the Company, the Acquired Business, or their respective affiliates or securities. The information to be included in the additional version of the Confidential Information Memorandum will be substantially consistent with the information included in any offering memorandum for the offering for the Notes. It is understood that, in connection with your and the Acquired Business’s assistance described above, as applicable, you and/or the Acquired Business will provide a customary authorization letter to the Arranger authorizing the distribution of the Information to prospective Lenders and containing a representation to the Commitment Parties, in the case of the public-side version, that such Information does not include MNPI about the Acquired Business, the Company, or their respective affiliates or their respective securities, and the Confidential Information Memorandum will exculpate (x) us and our affiliates and (y) (without limiting the other provisions of this Commitment Letter or any provision of the Loan Documents) you, the Acquired Business and your and their affiliates, with respect to any liability related to the use or misuse of the contents of such Confidential Information Memorandum or any related marketing material by the recipients thereof. In addition, at our request, the Company will use commercially reasonable efforts to designate as such all Information provided to any Commitment Party by or on behalf of the Acquired Business which is suitable to make available to Public Lenders. The Company acknowledges and agrees that the following documents may be distributed to all Lenders (including Public Lenders) (unless the Company promptly notifies the Arranger in writing (including by email) within a reasonable time prior to their intended distribution (after you have been given a reasonable opportunity to review such documents) that any such document should only be distributed to prospective private Lenders): (a) drafts and final versions of the Bridge Loan Agreement (as defined below) and notes (if any); (b) administrative materials prepared by the Arranger for prospective Lenders (such as the lender meeting invitation, allocations and funding and closing memoranda); and (c) term sheets and notification of changes in the terms of the Bridge Facility.

4.	Information.

The Company represents and warrants that (i) all written Information (other than projections, other forward-looking materials and information of a general economic or industry specific nature) provided by or on behalf of the Company or the Acquired Business to the Commitment Parties or the Lenders in connection with the Transactions for use in evaluating the Transactions is and will be when furnished, when taken as a whole, complete and correct in all material respects and does not and will not contain when furnished, when taken as a whole, any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (in each case after giving effect to all supplements and updates provided from time to time thereto); provided that such representation and warranty with respect to the Acquired Business and its representatives prior to the Closing Date is made to the best of the Company’s knowledge; and (ii) the projections and other forward-looking information that have been or will be made available to the Commitment Parties or the Lenders by or on behalf of the Acquired Business or the Celanese Business in connection with the Transactions have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time such projections and other forward-looking information are furnished to the Commitment Parties or the Lenders, it being understood and agreed that projections and other forward-looking information are as to future events and are not to be viewed as facts, are subject to significant uncertainties and contingencies, many of which are out of the Celanese Business’ or the Acquired Business’ control, are inherently uncertain and are not a guarantee of financial performance, that no assurance can be given that any particular projections will be realized and that actual results during the period or periods covered by such projections may differ significantly from the projected results and such differences may be material. You agree that if at any time prior to the later of (i) the Closing Date and (ii) the Syndication Date, to the extent you become aware any of the representations in the preceding sentence would be incorrect in any material respect (to the best of your knowledge insofar as it applies to the information concerning the Acquired Business prior to the Closing Date) if the Information and projections were being furnished, and such representations were being made, at such time, then you will supplement, or cause to be supplemented (and with respect to the Acquired Business, use commercially reasonably efforts to cause the Acquired Business to supplement), the Information and projections so that such representations will remain correct in all material respects in light of the circumstances under which such statements are made (to the best of your knowledge insofar as it applies to information regarding the Acquired Business prior to the Closing Date). In arranging and syndicating the Bridge Facility, we will be entitled to use and rely on the Information and the projections without responsibility for independent verification thereof. We have no obligation to conduct any independent evaluation or appraisal of the assets or liabilities of the Celanese Business, the Acquired Business or any other party or to advise or opine on any related solvency issues. Notwithstanding the foregoing, it is understood that each Commitment Party’s commitments hereunder are not subject to or conditioned in any way upon the accuracy of the representations set forth in this Section 4, and notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, the accuracy of such representations shall not constitute a condition to the availability of the Bridge Facility on the Closing Date or at any time thereafter.

5.	Indemnification and Liability Release.

In the event that any Commitment Party becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including shareholders, partners, members or other equity holders of the Company or the Acquired Business in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter or the Fee Letter (together, the “Letters”), the Company agrees to periodically reimburse such Commitment Party upon written demand (together with customary documentation in reasonable detail) for its reasonable and documented out-of-pocket legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection therewith (provided that any legal expenses shall be limited to one counsel for all Commitment Parties taken as a whole and if reasonably necessary, a single local counsel for all Commitment Parties taken as a whole in each relevant jurisdiction (which may be a single local counsel acting in multiple jurisdictions) and, solely in the case of an actual or perceived conflict of interest between Commitment Parties where the Commitment Parties affected by such conflict inform you of such conflict, one additional counsel (and local counsel) in each relevant jurisdiction to each group of affected Commitment Party similarly situated taken as a whole). You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto. The Company also agrees to indemnify and hold such Commitment Party harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either this arrangement or any matter referred to in the Letters (whether or not such investigation, litigation, claim or proceeding is brought by you, your equity holders or creditors or an Indemnified Party and whether or not any such Indemnified Party is otherwise a party thereto), except to the extent (a) that such loss, claim, damage or liability has been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnified Party in performing the services that are the subject of the Letters or (y) a material breach of the obligations of such Indemnified Party under this Commitment Letter, Fee Letter or the Loan Documents or (b) arising from any dispute among Indemnified Parties of the foregoing other than any claims against any Arranger, the Administrative Agent or any other agent in its capacity or in fulfilling its role as an agent or an arranger with respect to the Bridge Facility and other than any claims arising out of any act or omission on the part of the Celanese Business or their affiliates or the Acquired Business.

For purposes of the foregoing paragraph, an “Indemnified Party” means (a) each Commitment Party, (b) any controlling person or controlled affiliate of such Commitment Party, (c) the respective directors, officers, or employees of such Commitment Party or any of its controlling persons or controlled affiliates and (d) the respective agents of such Commitment Party or any of its controlling persons or controlled affiliates, in the case of this clause (d), acting at the instructions of such Commitment Party, controlling person or such controlled affiliate; provided, that each reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation or syndication of this Commitment Letter and the Bridge Facility.

You shall not be liable for any settlement of any action effected without your prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a final judgment in any such action, you agree to indemnify and hold harmless each Indemnified Party from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with this Section 5. You shall not, without the prior written consent of the affected Indemnified Party, effect any settlement of any pending or threatened action against such indemnified party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless such settlement (i) includes an unconditional release of such Indemnified Party, in form and substance reasonably satisfactory to such Indemnified Party, from all or any liability or claims that are the subject matter of such action and (ii) does not include any statement as to any admission of fault, culpability, wrongdoing or failure to act of such Indemnified Party or impose any injunctive relief or non-monetary remedy. The provisions of this Section 5 will survive any termination or completion of the arrangement of the Bridge Facility provided by the Letters.

The Company also agrees that neither any Commitment Party nor any of their respective affiliates, partners, members, directors, agents, employees or controlling persons (each, together with their successors and permitted assigns a, “Protected Party”) will have any liability to the Company or any person asserting claims on behalf of or in right of the Company or any other person in connection with or as a result of either this arrangement or any matter referred to in the Letters, except in the case of the Company to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company or its affiliates, shareholders, partners or other equity holders have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Protected Party in performing the services that are the subject of the Letters; provided, however, that in no event will such Protected Party or such other parties have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such Protected Party’s or such other parties’ activities related to the Letters. Neither the Company nor any of its affiliates will be responsible or liable to the Commitment Parties or any other person or entity for any indirect, special, punitive or consequential damages that may be alleged as a result of the Acquisition, this Commitment Letter, the Fee Letter, the Bridge Facility, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Bridge Facility; provided that nothing in this sentence shall limit your indemnity and reimbursement obligations set forth in this Section 5.

6.	Assignments.

This Commitment Letter may not be assigned by you without the prior written consent of the Commitment Parties (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the Commitment Parties and the other parties hereto and, except as set forth in Section 5, is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. Each Commitment Party may only assign its commitments and agreements hereunder, in whole or in part, (i) to any of its affiliates; provided that the Initial Lender shall not be released from its portion of its commitment so assigned to the extent that such affiliate fails to fund the portion of the commitment so assigned to it on the Closing Date and (ii) in the case of the Initial Lender, to any additional “Lenders” who become party to this Commitment Letter pursuant to customary joinder documentation as provided for in Section 3 above (subject to the requirements of such Section), and upon any such assignment, to the extent provided in Section 3 above, the Initial Lender will be released from that portion of its commitment and agreements that has been so assigned. Neither this Commitment Letter nor the Fee Letter may be amended or any term or provision hereof or thereof waived or otherwise modified except by an instrument in writing signed by each of the parties hereto or thereto, as applicable, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto or thereto.

7.	Confidentiality.

Please note that this Commitment Letter and the Fee Letter are exclusively for the information of the Company and may not be disclosed by you to any other person without our prior written consent except, pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee; provided that we hereby consent to your disclosure of (i) this Commitment Letter and the Fee Letter to the Company’s affiliates and its and their respective officers, directors, employees, agents and advisors (including legal counsel, independent auditors and other experts or agents) who are directly involved in the consideration of the Transactions (including in connection with providing accounting and tax advice to the Company and its affiliates) on a confidential basis, (ii) this Commitment Letter, the Fee Letter or the information contained herein and therein to the Acquired Business, its affiliates and its and their respective officers, directors, employees, agents and advisors (including legal counsel, independent auditors and other experts or agents) in connection with the Transactions, who are directly involved in the consideration of the Transactions on a confidential basis (provided that any disclosure of the Fee Letter or its terms or substance to the Acquired Business, its affiliates or its or their respective officers, directors, employees, agents and advisors shall be redacted in a usual and customary manner reasonably satisfactory to the Arranger), (iii) this Commitment Letter and the Fee Letter as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof to the extent practicable and not prohibited by applicable law), (iv) following your acceptance of the provisions hereof and return of an executed counterpart of this Commitment Letter to the Commitment Parties as provided below, you, and the Acquired Business, may file a copy of any portion of this Commitment Letter, and disclose the contents thereof (but not the Fee Letter other than the existence thereof) in any public record, including SEC filings, in which, as determined by you or the Acquired Business in good faith, you or the Acquired Business are required by law or regulation to file it and/or in any prospectus in connection with the Acquisition or the financing thereof, including the Notes and the Term Loan Facilities, (v) you may disclose the aggregate fee amounts contained in the Fee Letter as part of projections, pro forma information or a generic disclosure of aggregate sources and uses related to aggregate compensation amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Bridge Facility, the Notes, the Term Loan Facilities or in any public filing relating to the Transactions, in each case in a manner which does not disclose the specific fees payable pursuant to the Fee Letter (except in the aggregate), (vi) this Commitment Letter and the information contained herein and the Fee Letter in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, Fee Letter or the transactions contemplated thereby or enforcement thereof or hereof, (vii) this Commitment Letter (but not the Fee Letter other than the existence thereof) and the contents hereof in any syndication of the Bridge Facility, including to prospective Lenders, (viii) other than with respect to the Fee Letter, to the extent that such information is publicly available or becomes publicly available other than by reason of improper disclosure by you or your affiliates or representatives and (ix) the information contained in Annex B to Moody’s and S&P and other rating agencies; provided that such information is supplied to Moody’s and S&P only on a confidential basis after consultation with the Arranger. The confidentiality provisions set forth in this paragraph shall survive the termination of this Commitment Letter and expire and shall be of no further effect after the second anniversary of the date hereof.

Each Commitment Party will treat as confidential all information provided to it by or on behalf of the Company or the Acquired Business or any of your or its respective subsidiaries or Representatives, and shall not disclose such information to any third party or circulate or refer to publicly such information without the Company’s prior written consent; provided, however, that nothing herein will prevent each Commitment Party from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case such person agrees to inform you promptly thereof to the extent practicable and not prohibited by law, rule or regulation), (b) upon the request or demand of any regulatory authority purporting to have jurisdiction over such person or any of its affiliates (in which case, except with respect to routine or ordinary course audit or examination conducted by bank accountants or any regulatory authority exercising examination or regulatory authority, such person agrees to inform you promptly thereof to the extent practicable and not prohibited by law, rule or regulation), (c) to the extent that such information is publicly available or becomes publicly available other than by reason of improper disclosure by such person or its affiliates or Representatives (as defined below), (d) to such person’s affiliates and their respective officers, directors, partners, members, employees, legal counsel, independent auditors and other experts or agents (collectively, “Representatives”) who need to know such information and on a confidential basis and who are instructed to treat such information confidentially, (e) to potential and prospective Lenders, participants and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Borrower, the Company or their obligations under the Bridge Facility, in each case, who are instructed to keep such information confidential on terms not less favorable than the provisions hereof in accordance with the standard syndication processes of the Arranger or customary market standards for the dissemination of such type of information, (f) to Moody’s and S&P and other rating agencies or to market data collectors as reasonably determined by the Commitment Parties; provided that such information is limited to Annex B and is supplied only on a confidential basis, (g) to market data collectors, similar services providers to the lending industry, and service providers to the Commitment Parties and the Lenders in connection with the administration and management of the Bridge Facility; provided that such information is limited to the existence of this Commitment Letter and information about the Bridge Facility, (h) received by such person on a non-confidential basis from a source (other than you, the Acquired Business or any of your or their Representatives) not known by such person to be prohibited from disclosing such information to such person by a legal, contractual or fiduciary obligation owed to the Company, (i) to the extent that such information was already in the Commitment Parties’ possession or is independently developed by the Commitment Parties, in each case in a manner that would otherwise violate this provision or (j) for purposes of establishing a “due diligence” defense. The Commitment Party shall be principally liable to the extent any confidentiality restrictions set forth herein are violated by one or more of its Representatives. It is understood and agreed that no Commitment Party may advertise or promote its role in arranging or providing any portion of the Bridge Facility (including in any newspaper or other periodical, on any website or similar place for dissemination of information on the internet, as part of a “case study” incorporated into promotional materials, in the form of a “tombstone” advertisement or otherwise) without the prior written consent of the Company (which consent may be withheld in the Company’s sole and absolute discretion). Notwithstanding anything herein to the contrary, the Commitment Parties’ obligation under this provision shall remain in effect until the earlier of (i) two (2) years from the date hereof and (ii) the execution and delivery of the Bridge Loan Agreement by the parties thereto, at which time any confidentiality undertaking in the Bridge Loan Agreement shall supersede the provisions in this paragraph.

8.	Absence of Fiduciary Relationship; Affiliates; Etc.

As you know, the Commitment Parties (together with their respective affiliates, the “Affiliated Parties”) are full service financial institutions engaged, either directly or through their respective affiliates, in a broad array of activities, including commercial and investment banking, financial advisory, market making and trading, investment management (both public and private investing), investment research, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage and other financial and non-financial activities and services globally. In the ordinary course of their various business activities, the Affiliated Parties and funds or other entities in which the Affiliated Parties invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. In addition, the Affiliated Parties may at any time communicate independent recommendations and/or publish or express independent research views in respect of such assets, securities or instruments. Any of the aforementioned activities may involve or relate to assets, securities and/or instruments of the Celanese Business, the Acquired Business and/or other entities and persons which may (i) be involved in transactions arising from or relating to the arrangement contemplated by this Commitment Letter or (ii) have other relationships with the Company or its affiliates. In addition, the Affiliated Parties may provide investment banking, commercial banking, underwriting and financial advisory services to such other entities and persons. The arrangement contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities or instruments referred to in this paragraph, and employees working on the financing contemplated hereby may have been involved in originating certain of such investments and those employees may receive credit internally therefor. Although the Affiliated Parties in the course of such other activities and relationships may acquire information about the transaction contemplated by this Commitment Letter or other entities and persons which may be the subject of the financing contemplated by this Commitment Letter, the Affiliated Parties shall have no obligation to disclose such information, or the fact that the Affiliated Parties are in possession of such information, to the Company or to use such information on the Company’s behalf.

Consistent with the Affiliated Parties’ policies to hold in confidence the affairs of their customers, the Affiliated Parties will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of their other customers. Furthermore, you acknowledge that neither any Affiliated Party nor any of its respective affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.

The Affiliated Parties may have economic interests that conflict with those of the Company, its equity holders and/or its affiliates. You agree that each Affiliated Party will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Affiliated Party and the Company, its equity holders or its affiliates. You acknowledge and agree that the transactions contemplated by this Commitment Letter and the Fee Letter (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Affiliated Parties, on the one hand, and the Company, on the other, and in connection therewith and with the process leading thereto, (i) the Affiliated Parties have not assumed an advisory or fiduciary responsibility in favor of the Company, its equity holders or its affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Affiliated Party has advised, is currently advising or will advise the Company, its equity holders or its affiliates on other matters) or any other obligation to the Company except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (ii) each Affiliated Party is acting solely as a principal and not as the agent or fiduciary of the Company, its management, equity holders, affiliates, creditors or any other person. The Company acknowledges and agrees that the Company has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Company agrees that it will not claim that any Affiliated Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transactions or the process leading thereto. In addition, the Commitment Parties may employ the services of their respective affiliates in providing services and/or performing its or their obligations hereunder and may exchange with such affiliates information concerning the Celanese Business, the Acquired Business and other companies that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to the Commitment Parties hereunder. The Commitment Parties or their respective affiliates are, or may at any time be a lender to one or more existing credit facilities of the Acquired Business and/or the Celanese Business (in such capacity, an “Existing Lender”). The Company further acknowledges and agrees for itself and its subsidiaries that any such Existing Lender (a) will be acting for its own account as principal in connection with such existing credit facilities, (b) will be under no obligation or duty as a result of Commitment Parties’ roles in connection with the transactions contemplated by this Commitment Letter or otherwise to take any action or refrain from taking any action (including with respect to voting for or against any requested amendments), or exercising any rights or remedies, that each Existing Lender may be entitled to take or exercise in respect of such existing credit facilities and (c) may manage its exposure to such existing credit facilities without regard to its role hereunder.

As you know, BofA has been retained by the Company (or one of its affiliates) as financial advisor (in such capacity, the “Financial Advisor”) in connection with the Acquisition. Each of the parties hereto agrees to such retention, and further agrees not to assert any claim it might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor and, on the other hand, our and our affiliates’ relationships with you as described and referred to herein.

In addition, please note that the Affiliated Parties do not provide accounting, tax or legal advice. Notwithstanding anything herein to the contrary, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Bridge Facility and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure will remain subject to the confidentiality provisions hereof (and the foregoing sentence will not apply) to the extent reasonably necessary to enable the parties hereto, their respective affiliates, and their respective affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax treatment” means U.S. federal or state income tax treatment, and “tax structure” is limited to any facts relevant to the U.S. federal income tax treatment of the transactions contemplated by this Commitment Letter but does not include information relating to the identity of the parties hereto or any of their respective affiliates.

9.	Miscellaneous.

Unless the Commitment Parties agree to an extension, the Commitment Parties’ commitments and agreements hereunder will terminate upon the first to occur of (i) the consummation of the Acquisition, (ii) the termination of the Acquisition Agreement by you prior to the Closing Date, (iii) the date on which the Bridge Loan Agreement has been executed and delivered by each of the parties thereto and all conditions precedent to the effectiveness thereof have been satisfied (or waived by the Arranger), and (iv) 11:59 p.m. (New York City time) on the date that is five (5) business days after the “Outside Date” (as defined in the Acquisition Agreement as in effect on the date hereof, including any extensions pursuant to Section 8.1(d) thereof as set forth in the Acquisition Agreement as in effect on the date hereof) (such earliest date, the “Commitment Termination Date”).

The provisions set forth under Sections 3, 4, 5 , 7 and 8 hereof (other than any provision herein that expressly terminates upon execution of the Bridge Loan Agreement) and this Section 9 hereof and the provisions of the Fee Letter will remain in full force and effect regardless of whether definitive Loan Documents are executed and delivered. The provisions set forth in the Fee Letter and under Sections 5 and 7 and 8 hereof and this Section 9 will remain in full force and effect notwithstanding the expiration or termination of this Commitment Letter or the Commitment Parties’ respective commitments and agreements hereunder. You may terminate this Commitment Letter and/or the Commitment Parties’ commitments with respect to the Bridge Facility (or a portion thereof) hereunder at any time subject to the provisions of the preceding sentence.

Each party hereto agrees that any suit or proceeding arising in respect of this Commitment Letter or the Commitment Parties’ commitments or agreements hereunder or the Fee Letter will be tried exclusively in any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and each party hereby submits to the exclusive jurisdiction of, and to venue in, such court. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either the Commitment Parties’ commitments or agreements or any matter referred to in this Commitment Letter or the Fee Letter is hereby waived by the parties hereto. Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses above shall be effective service of process against such party for any suit, action or proceeding brought in any such court. This Commitment Letter and the Fee Letter will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws; provided, however, that (a) whether the Acquisition has been consummated as contemplated by the Acquisition Agreement, (b) the interpretation of whether a Business Material Adverse Effect (as defined in the Acquisition Agreement as in effect on the date hereof) has occurred and (c) the determination of whether the representations made by the Acquired Business or any of its affiliates are accurate and whether as a result of any inaccuracy of any such representations a party to the Acquisition Agreement (or its applicable affiliates) has the right to terminate its (or their) obligations, or has the right not to consummate the Acquisition, under the Acquisition Agreement, and, in any case, claims or disputes arising out of any such interpretation or determination or any aspect thereof, in each case, shall be governed by, and construed and interpreted in accordance with the laws of the State of Delaware without giving effect to the principals of conflicts of law.

Each of the Commitment Parties hereby notifies the Company that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “PATRIOT Act”) and the requirements of 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”) each Commitment Party and each Lender may be required to obtain, verify and record information that identifies the Company, which information includes the name, tax identification number and address of the Company and other information that will allow each Commitment Party and such Lender to identify the Company in accordance with the Patriot Act and Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the Patriot Act and the Beneficial Ownership Regulation and is effective for each Commitment Party and each Lender.

This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (in pdf format) will be effective as delivery of a manually executed counterpart hereof. The words “execution,” “signed,” and “signature,” and words of like import in or related to this Commitment Letter shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and the New York State Electronic Signatures and Records Act.

This Commitment Letter and the Fee Letter are the only agreements that have been entered into among the parties hereto with respect to the Bridge Facility and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Bridge Facility.

Each of the parties hereto agree that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including to fund the Bridge Facility upon satisfaction (or waiver) of the Funding Conditions and an agreement to negotiate in good faith the Loan Documents by the parties hereto containing terms that are consistent with this Commitment Letter, it being acknowledged and agreed that the commitments provided hereunder by the Commitment Parties are only subject to the satisfaction (or waiver) of the Funding Conditions as qualified by the Funding Conditions Provision; provided that nothing contained in this Commitment Letter obligates you or any of your affiliates to consummate the Acquisition or to draw down any portion of the Bridge Facility.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to the Commitment Parties the enclosed copy of this Commitment Letter, together with the Fee Letter executed by you, prior to 11:59 p.m. (New York City time) on February 17, 2022, whereupon this Commitment Letter and the Fee Letter will become binding agreements between us. If this Commitment Letter and the Fee Letter have not been signed and returned as described in the preceding sentence by such earlier time, this offer will terminate at such time. We look forward to working with you on this transaction.

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Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ Stephen J. D’Elia
Name: Stephen J. D’Elia
Title: Vice President

BOFA SECURITIES, INC.

By:	/s/ B. Timothy Keller
Name: B. Timothy Keller
Title: Managing Director

[Commitment Letter – Bridge Financing – Celanese Corporation]

ACCEPTED AND AGREED
AS OF THE DATE FIRST WRITTEN ABOVE:

CELANESE CORPORATION

By:	/s/ Dmitry Buriko
Name: Dmitry Buriko
Title: Vice President and Treasurer

[Commitment Letter – Bridge Financing - Celanese Corporation]

Annex A

Project Mercury

Transaction Description1

It is intended that:

(a)                The entity previously identified to us as the “Seller” and the Company (together with its subsidiaries, the “Celanese Business”) intend to enter into a series of transactions which will result in (i) the Company owning, directly or indirectly, all of issued and outstanding equity interests of each of the entities previously identified to us and collectively code-named “Mercury” (the “Acquired Business”), and (ii) the Acquired Business becoming direct or indirect wholly-owned subsidiaries of the Company, in each case, pursuant to a Transaction Agreement, dated as of the date hereof (including the exhibits, schedules and disclosure letters attached thereto and all related documents, collectively, as in effect on the date hereof, the “Acquisition Agreement”), to be entered into by the Company, as buyer, and the Seller (as defined therein) (collectively, the “Acquisition”).

(b)                The cash consideration for the Acquisition and the fees and payments incurred in connection with the Transactions will be financed from a combination of the following: (i) available cash of the Company, (ii) at the Company’s option, aggregate gross proceeds of $11.0 billion (the “Gross Proceeds”) from a combination of the following: (A) the issuance by the Company of senior unsecured notes (the “Notes”) pursuant to one or more registered public offerings or private placements under Rule 144A and/or Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) or other private placements (with respect to any private placement of notes, whether or not pursuant to Rule 144A, in each case with or without registration rights) (collectively, the “Notes Offering”) and/or (B) borrowings under a new $500 million senior unsecured 364-day delayed draw term loan facility (the “364-Day Term Loan Facility”) and a new $1.0 billion senior unsecured five-year delayed draw term loan facility (the “Five-Year Term Loan Facility” and, together with the 364-Day Term Loan Facility and any other term loan facilities entered into to finance the Acquisition, the “Term Loan Facilities”) and/or (iii) borrowings by the Company of loans (the “Bridge Loans”) under a senior unsecured 364-day bridge loan facility having the terms set forth on Annex B (the “Bridge Facility”) in an aggregate principal amount of up to $11.0 billion (less the amount of Gross Proceeds provided by any Notes and any Term Loan Facilities received by the Company on or prior to the Closing Date).

The transactions described above, together with the transactions related thereto (including the payment of fees, commissions and expenses in connection with the foregoing), are collectively referred to herein as the “Transactions”. This Annex A, the Summary of the Bridge Facility attached hereto as Annex B and the additional funding conditions attached hereto as Annex C (including any Annexes thereto) are collectively referred to herein as the “Term Sheet”.

1 All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this Term Sheet is attached, including the Annexes thereto. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this Annex shall be determined by reference to the context in which it is used.

Annex A-1

Annex B

Project Mercury

Summary of the Bridge Facility

Certain capitalized terms used herein and not defined herein have the respective meanings given to them in the Commitment Letter. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this Annex shall be determined by reference to the context in which it is used.

Borrower:	Celanese US Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (the “Borrower”).

Guarantors:	The same as the Existing Credit Agreement (as defined below) including, for the avoidance of doubt, a guaranty from the Company; provided that if any indebtedness of the Borrower or the Company in a funded or committed amount in excess of $100 million is guaranteed by any subsidiary of the Company, the Company shall cause such subsidiary to guaranty the obligations under the Bridge Facility to the same extent as such indebtedness, for so long as such indebtedness shall be so guaranteed (collectively, the “Guarantors”).

Purpose/Use of Proceeds:	The Bridge Loans (as defined below) will be used (i) to fund, in part, the Acquisition and the other Transactions and (ii) to pay fees, commissions and expenses related to the Transactions.

Sole Lead Arranger and Bookrunner:	BofA Securities (in its capacity as sole lead arranger and sole bookrunner, the “Arranger”).

Administrative Agent:	Bank of America (in its capacity as Administrative Agent, the “Administrative Agent”).

Lenders:	Bank of America and other financial institutions selected in accordance with Section 3 of the Commitment Letter (each, a “Lender” and, collectively, the “Lenders”).

Bridge Loans:	A 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $11.0 billion (the “Bridge Facility” and the loans with respect thereto, the “Bridge Loans”). The aggregate commitments with respect to the Bridge Facility (the “Commitments”) on or prior to the Closing Date shall be permanently reduced as set forth under the heading “Mandatory Prepayments/ Commitment Reductions” below.

Availability:	The Bridge Facility shall be available in one drawing on the Closing Date.

Annex B-1

Maturity:	The Bridge Loans will mature and be payable in full on the date that is 364 days after the Closing Date. No amortization will be required with respect to the Bridge Facility.

Closing Date:	The date on or before the Commitment Termination Date on which the borrowing under the Bridge Facility is made and the Acquisition is consummated (the “Closing Date”).

Interest Rate:	All amounts outstanding under the Bridge Facility will bear interest, at the Borrower’s option, as follows:

(a)	at the Base Rate plus the Applicable Margin; or

(b)	at Term SOFR plus a credit spread adjustment equal to 0.10% (the “Credit Spread Adjustment”) plus the Applicable Margin.

As used herein, the term “Base Rate” will have meanings the same as the Existing Credit Agreement.

“Term SOFR” means the forward-looking Secured Overnight Financing Rate term rate published two U.S. government securities business days prior to the commencement of the applicable interest period. Interest periods for loans bearing interest at Term SOFR will be one or three months in duration (subject to availability). Term SOFR plus the Credit Spread Adjustment shall not be less than 0%.

“Applicable Margin” means a percentage per annum determined in accordance with the pricing grid attached hereto as Schedule I (the “Pricing Grid”).

Notwithstanding the foregoing, if any principal, interest, fee or other amount payable by the Borrower under the Bridge Facility is not paid when due, then such overdue amount shall accrue interest at a rate equal to the rate then applicable thereto, or otherwise at a rate equal to the rate then applicable to loans bearing interest at the rate determined by reference to the Base Rate, in each case, plus an additional two percentage points (2.00%) per annum. Such interest will be payable on demand.

Interest Payments:	Quarterly for loans bearing interest with reference to the Base Rate; except as set forth below, on the last day of selected interest periods (which will be one or three months) for loans bearing interest with reference to Term SOFR; and upon prepayment, in each case, payable in arrears and computed on the basis of a 360-day year (365/366-day year with respect to loans bearing interest with reference to the Base Rate).

Ticking Fees:	Ticking fees equal to a rate per annum equal to 0.175% times the daily average undrawn Commitments, which ticking fees will accrue during the period commencing on the later of (i) the date of execution of the Bridge Loan Agreement and (ii) the date that is 90 days following the date of the Commitment Letter, and ending on the earlier of the Closing Date and the date of termination of the Commitments, payable to the Lenders quarterly in arrears and upon such earlier date.

Annex B-2

Duration Fees:	Duration fees in amounts equal to the percentage, as determined in accordance with the grid below, of the principal amount of the Bridge Loan of each Lender outstanding at the close of business, New York City time, on each date set forth in the grid below, payable to the Lenders on each such date:

Duration Fees
90 days after the Closing Date	180 days after the Closing Date	270 days after the Closing Date
0.50%	0.75%	1.00%

Voluntary Prepayments/ Commitment Reductions:	The Bridge Loans may be voluntarily prepaid and the unutilized portion of the Commitments may be voluntarily reduced by the Borrower, in whole or in part without premium or penalty, subject to reimbursement of customary breakage costs. Voluntary prepayments of the Bridge Loans may not be reborrowed.

Mandatory Prepayments/ Commitment Reductions:	The Bridge Loans shall be prepaid (or, prior to the Closing Date, the Commitments of the Lenders, pursuant to the Commitment Letter and the Bridge Loan Agreement, shall be automatically and permanently reduced) by the amounts set forth below:

(a) 100% of the net cash proceeds of any Debt Offering (as defined below) (other than Excluded Debt (as defined below) and other than the proceeds of any Debt Offering to the extent the Commitments were previously reduced in connection therewith pursuant to clause (b) below) or issuance of any equity securities or equity-linked securities in a capital raising transaction (in any event not including any such issuances pursuant to (i) bond hedging programs, (ii) employee stock plans, dividend reinvestment or other benefit or employee incentive arrangements and (iii) grants to employees, officers or directors in the ordinary course of business, (iv) director’s or officer’s qualifying shares and/or other nominal amounts required to be held by the Company or any of its subsidiaries under applicable law or pursuant to a policy of the Company or any of its subsidiaries, (v) customer stock ownership plans and (vi) issuances among members of the Group (as defined below), in each case, on or after the date of the Commitment Letter by the Group);

Annex B-3

(b) 100% of the committed amount of any term loan facility (including the Term Loan Facilities) or new or amended revolving credit facility (excluding any amendment to, or replacement of, the Existing Credit Agreement) entered into for the purpose of financing the Acquisition (but only to the extent that (A) the definitive credit or similar agreement with respect thereto has become effective and (B) the conditions to availability and funding thereof are in no way less favorable to the Company than the conditions to availability and the initial funding of the Bridge Facility); and

(c) 100% of the net cash proceeds (including cash equivalents) actually received of any sale or other disposition (including as a result of casualty or condemnation) of any assets outside the ordinary course of business on or after the date of the Commitment Letter by any member of the Group (other than net cash proceeds that are reinvested in or applied in the replacement, repair, restoration, construction or improvement of assets to be used in the business of the Group within 6 months of receipt of such proceeds (or in the case of any casualty or condemnation event, such longer period as may be reasonably required to replace or repair the affected asset)), except for (i) sales or other dispositions between or among Group members, (ii) sales or other dispositions the net cash proceeds of which do not exceed $700 million in the aggregate, (iii) the sale or discount of receivables and related assets in connection with receivables financing, securitization or factoring arrangements, or (iv) sale and leasebacks the net cash proceeds of which do not exceed $100 million in the aggregate.

For the purposes hereof: (x) “Group” means the Company and its subsidiaries (which, for the avoidance of doubt, will not include the Acquired Business prior to the consummation of the Acquisition on the Closing Date); (y) “Debt Offering” means any incurrence of debt for borrowed money (including any issuance of the Notes or any other senior unsecured notes or junior subordinated notes through a public offering or in a Rule 144A or other private placement, debt securities convertible or exchangeable into equity securities, issued in a public offering, private placement or otherwise, or bank loans (including loans under Term Loan Facilities) by the Company or any of its subsidiaries (including into escrow (but only to the extent that the conditions to release thereof are in no way less favorable to the Borrower than the conditions to availability and the initial funding of the Bridge Facility)), and (z) “Excluded Debt” means (i) intercompany indebtedness among the Group, (ii) credit extensions (including borrowings and issuances of letters of credit provided thereunder) under the Existing Credit Agreement and other existing credit facilities of the Company and its subsidiaries and amendments, replacements, extensions, refinancings and renewals thereof; (iii) any indebtedness permitted to be incurred by the Acquired Business under the Acquisition Agreement (and extensions, refinancings and renewals thereof to the extent permitted under the Acquisition Agreement), (iv) commercial paper issuances, (v) working capital facilities of foreign subsidiaries and other ordinary course bilateral working capital or overdraft facilities, capital leases, letters of credit and purchase money and equipment financings, and other similar debt, in each case, in the ordinary course, (vi) trade debt, (vii) the refinancing or replacement of the 2022 Notes, (viii) any factoring arrangement, securitization facility, asset backed securities issuance or other receivables financing and (ix) other indebtedness (except indebtedness incurred for the purpose of financing the Acquisition) in an aggregate principal amount up to $100 million.

Annex B-4

The Company shall notify the Administrative Agent within three (3) business days of any receipt by any Group member of the proceeds described above (other than Excluded Debt in the case of paragraph (a)).

Mandatory prepayments of the Bridge Loans may not be reborrowed.

All mandatory prepayments and commitment reductions will be applied without penalty or premium and will be applied pro rata to the Bridge Loans or (as applicable) Commitments outstanding.

Documentation Principles:	The Loan Documents shall initially be prepared by counsel to the Arranger and shall be consistent with this Term Sheet and shall (a) contain only those conditions to borrowing, mandatory prepayments, representations, warranties, financial, affirmative and negative covenants and events of default expressly set forth in this Term Sheet applicable to the Company and its subsidiaries (b) be negotiated in good faith to finalize the Loan Documents in a timely fashion and (c) be based on and no less favorable (except as expressly set forth in this Term Sheet) to the Company and its subsidiaries than that certain Credit Agreement, dated as of January 7, 2019 (as amended restated, amended and restated, supplemented and otherwise modified from time to time prior to the date hereof), by and among Celanese Corporation, Celanese US Holdings LLC, certain subsidiaries of the Company, as borrowers and guarantors, the lenders party thereto from time to time (the “Existing Credit Agreement”), with changes thereto (i) as are necessary to reflect the terms specifically set forth herein (including the nature of the Bridge Facility as a single-draw bridge facility instead of a revolving credit facility) and the Funding Conditions Provision, (ii) to reflect, and accommodate the structure of, the Transactions and to give due regard to the operational and strategic requirements of the Company and its subsidiaries after giving effect to the Transactions (including the increased size of the combined company after giving effect thereto), (iii) which correspond to changes contained in any executed and effective amendment, replacement and/or upsizing of the Existing Credit Agreement undertaken after the date hereof and prior to or substantially concurrently with the Effective Date (as defined below) (other than with respect to terms expressly contemplated by this Annex B), (iv) to include the Administrative Agent’s customary provisions with respect to benchmark replacement and erroneous payments as reasonably agreed to by the Company, (v) to reflect the operational or administrative requirements of the Administrative Agent, and (vi) to reflect updates for changes in law to be set forth in the Bridge Loan Agreement as reasonably agreed to by the Company. The provisions of this paragraph are referred to collectively as the “Documentation Principles”.

Annex B-5

Representations and Warranties:	Subject to the limitations in the Funding Conditions Provision with respect to representations and warranties on the Closing Date and subject to changes to reflect the Documentation Principles, the representations and warranties in the Bridge Loan Agreement (to be made on the Effective Date (as defined below) and the Closing Date) will be substantially identical to those set forth in the Existing Credit Agreement and will be limited to the following: legal existence, qualification and power; due authorization and no contravention of law, contracts or organizational documents; governmental and third party approvals and consents; enforceability; accuracy of specified financial statements and no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect (as defined in the Existing Credit Agreement); no material litigation; no default; ownership of property; environmental matters; tax matters; ERISA matters; identification of subsidiary loan parties; use of proceeds and not engaging in business of purchasing/carrying margin stock; status under Investment Company Act; accuracy of disclosure; compliance with laws; sanctions and anti-corruption laws; no loan party constituting an EEA financial institution; and solvency as of the Closing Date of the Company and its subsidiaries on a consolidated basis after giving effect to the Transactions (solvency to be defined in a manner consistent with the form solvency certificate attached hereto as Schedule I).

Covenants:	Subject to changes to reflect the Documentation Principles, the covenants in the Bridge Loan Agreement will be substantially identical to those set forth in the Existing Credit Agreement (and shall be limited to the following financial, affirmative and negative covenants applicable to the Company and its Subsidiaries :

-financial covenant:	the ratio of the Company’s (a) Consolidated Funded Indebtedness (to be defined in a manner substantially consistent with the Existing Credit Agreement with changes reflecting the Documentation Principles, including that (x) unrestricted cash of the Company and its subsidiaries in excess of $200 million, and cash deposited into escrow for purposes of debt repayment, subject to customary adjustments to be agreed, will be deducted from Consolidated Funded Indebtedness in calculating the Leverage Ratio, (y) the “Receivables Net Investment” will not be included in the calculation thereof, to the extent the underlying receivables financing with respect to such Receivables Net Investment reflects a true sale of receivables and is non-recourse to the Company and its subsidiaries and (z) the calculation of the Leverage Ratio will exclude, subject to customary parameters, capital markets notes pre-funded to finance an acquisition or similar transaction that has not been consummated or funded to finance a redemption, repayment or repurchase of existing notes which has not yet been consummated (without duplication of any netting of cash deposited in escrow for debt repayment)) to (b) Consolidated EBITDA (to be defined in a manner substantially consistent with the Existing Credit Agreement with changes reflecting the Documentation Principles, including that the rolling 4-quarter cap in the addback for restructuring and similar charges will be increased from $100 million to $200 million) as of the end of any quarter of any fiscal year of the Company following the Closing Date commencing on the last day of the first fiscal quarter of the Company ending after the Closing Date not to exceed 4.75 to 1.00 (the “Leverage Ratio”); provided that the Leverage Ratio will be calculated on a pro forma basis giving effect to the Acquisition. Following the first full fiscal quarter after the Closing Date, the Leverage Ratio shall step down to 4.50 to 1.00;

-affirmative covenants:	delivery of financial statements, SEC filings, compliance certificates and other information; notices of default, material litigation, and other material governmental proceedings or investigations, including ERISA and environmental proceedings; payment of taxes; preservation of existence; maintenance of properties and insurance; compliance with laws; maintenance of books and records; inspection rights; and use of proceeds, including as it relates to sanctions and corruption matters;

-negative covenants:	liens on assets of the Company and its subsidiaries; indebtedness of subsidiaries of the Borrower (other than subsidiary guarantors, if any); mergers and other fundamental changes; changes in the nature of business; and use of proceeds, including as it relates to sanctions and corruptions matters.

Events of Default:	The Bridge Loan Agreement will include only the following events of default (with grace or cure periods where applicable), which shall be substantially identical to the events of default in Existing Credit Agreement subject to modifications to reflect the Documentation Principles: nonpayment of principal, interest, fees or other amounts; failure to perform or observe covenants set forth in the loan documentation (with cure periods as provided for in the Existing Credit Agreement); any representation or warranty proving to have been incorrect in any material respect when made or confirmed; cross-default to other indebtedness; bankruptcy and insolvency defaults (with grace period for involuntary proceedings); monetary judgment defaults; customary ERISA defaults; actual or asserted invalidity or impairment of any loan documentation; and (ix) change of control

Without limiting (and subject to) the conditions set forth in Annex C hereto, the Lenders shall not be entitled to terminate the commitments under the Bridge Facility prior to the Closing Date due to an event of default unless a payment or bankruptcy event of default (with respect to the Borrower) under the Loan Documents has occurred and is continuing. The acceleration of the Bridge Loans shall be permitted at any time after they have been funded only to the extent that an event of default is outstanding and continuing at such time.

Annex B-6

Actions between Effective Date and Closing Date:	During the period from and including the effectiveness of the Bridge Facility (the “Effective Date”) and to and including the earlier of the Commitment Termination Date and the funding of the Bridge Loans on the Closing Date, and notwithstanding (i) that any representation given as a condition to the Effective Date (excluding the Specified Representations and Acquisition Agreement Representations constituting Funding Conditions) was incorrect, (ii) any failure by the Company to comply with the affirmative covenants and negative covenants, (iii) any provision to the contrary in the Loan Documents or (iv) that any condition to the Effective Date may subsequently be determined not to have been satisfied, neither the Administrative Agent nor any Lender shall be entitled to (unless an event of default under the Loan Documents shall have occurred and is continuing with respect to nonpayment of fees thereunder or bankruptcy or insolvency of the Borrower) (a) cancel any of its commitments in respect of the Bridge Facility (except as set forth in “Mandatory Prepayments/Commitment Reductions” above), (b) rescind, terminate or cancel the Loan Documents or any of its commitments thereunder or exercise any right or remedy under the Loan Documents, to the extent to do so would prevent, limit or delay the making of its Bridge Loan, (c) refuse to participate in making its Bridge Loan or (d) exercise any right of set-off or counterclaim in respect of its Bridge Loan to the extent to do so would prevent, limit or delay the making of its Bridge Loan; provided, that (1) the rights and remedies of the Lenders and the Administrative Agent shall not be limited in the event that the Bridge Loans are not made as a result of the failure of any Funding Condition to be satisfied on the Closing Date and (2) from the Closing Date after giving effect to the funding of the Bridge Loans on such date, all of the rights, remedies and entitlements of the Administrative Agent and the Lenders shall be available notwithstanding that such rights were not available prior to such time as a result of the foregoing.

Conditions Precedent to Closing and Borrowing:	The several obligations of the Lenders to make, or cause one of their respective affiliates to make, the Bridge Loans will be subject only to the satisfaction (or waiver) of the Funding Conditions.

Assignments and Participations:

The Lenders may assign all or, in an amount of not less than $25 million, any part of, their respective shares of the Bridge Facility to their affiliates (other than any natural persons) or one or more banks, financial institutions or other entities that are eligible assignees other than a defaulting lender (to be defined in the Loan Documents) with the consent of (a) the Administrative Agent and (b) except (i) in the case of such assignments during the initial syndication of the Bridge Facility to the extent such consent is not required pursuant to the syndication provisions of the Commitment Letter or (ii) when a payment or bankruptcy event of default has occurred and is continuing, the Borrower, each such consent not to be unreasonably withheld or delayed; provided that assignments made to affiliates and other Lenders will not be subject to the above described consent or minimum assignment amount requirements; provided further that, prior to the funding of the Bridge Loans on the Closing Date, (x) the Borrower’s consent right described above shall apply (other than as provided in clause (b)(i) above), and there shall be no Deemed Consent (as defined below) and (y) unless otherwise consented to in writing in advance by the Borrower in its sole discretion, any assignment of commitments to make Bridge Loans (including assignments to another Lender or an affiliate of a Lender) must be to Investment Grade Institutions. Subject to the proviso to the immediately preceding sentence, if the consent of the Borrower is required in connection with any assignment, the Borrower’s consent shall be deemed to have been given if the Borrower has not responded within ten (10) business days of an assignment request (“Deemed Consent”). Upon such assignment, such affiliate, bank, financial institution or entity will become a Lender for all purposes under the Loan Documents. The Lenders will also have the right to sell participations without restriction (other than natural persons), subject to customary limitations on voting rights substantially identical to those in the Existing Credit Agreement, in their respective shares of the Bridge Facility.

For the avoidance of doubt, no assignments shall be made to the Borrower or the Borrower’s affiliates or subsidiaries, including the Company and its subsidiaries and affiliates.

Annex B-7

Requisite Lenders:	Amendments and waivers will require the approval of Lenders holding more than 50% of the aggregate Commitments or Bridge Loans (“Requisite Lenders”); provided that, in addition to the approval of Requisite Lenders, the consent of each Lender or each Lender directly and adversely affected thereby will be required consistent with the Existing Credit Agreement including with respect to matters relating to (a) increases in the Commitment of such Lender, (b) reductions of principal, interest, fees or premium, (c) extensions of final maturity or the due date of any principal, interest, or fee payment, (d) certain pro rata sharing provisions, (e) the definition of Requisite Lenders or any other provision specifying the number or percentage of Lenders required to waive, amend or modify, or grant consents under, the Bridge Loan Agreement, (f) release of guarantees or (g) other amendment provisions to be included in the Bridge Loan Agreement substantially consistent with the Existing Credit Agreement.

Yield Protection:	Substantially identical to the Existing Credit Agreement.

Indemnity:	Substantially identical to the Existing Credit Agreement.

Governing Law and Jurisdiction:	New York; it being understood and agreed that (a) the determination of the accuracy of any Acquisition Representation and whether as a result of any inaccuracy thereof you or your applicable affiliate have the right to terminate your (or its) obligations under the Acquisition Agreement or to decline to consummate the Acquisition, (b) the interpretation of whether a Business Material Adverse Effect (as defined in the Acquisition Agreement as in effect on the date hereof) has occurred and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement and, in any case, claims or disputes arising out of any such interpretation or determination or any aspect thereof, in each case, shall be governed by, and construed and interpreted in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Counsel to the Arranger and Administrative Agent:	Davis Polk & Wardwell LLP.

Annex B-8

Schedule I

Pricing Grid

		Applicable Margin
Index Debt Ratings (S&P and Fitch / Moody’s)		Closing Date through 89 days after Closing Date		90 days after Closing Date through 179 days after Closing Date		180 days after Closing Date through 269 days after Closing Date		270 days after Closing Date and thereafter
Level	Rating	Base Rate Loans	Term SOFR Loans	Base Rate Loans	Term SOFR Loans	Base Rate Loans	Term SOFR Loans	Base Rate Loans	Term SOFR Loans
I	≥ A- / A3	0.000%	1.000%	0.250%	1.250%	0.500%	1.500%	0.750%	1.750%
II	BBB+ / Baa1	0.125%	1.125%	0.375%	1.375%	0.625%	1.625%	0.875%	1.875%
III	BBB / Baa2	0.250%	1.250%	0.500%	1.500%	0.750%	1.750%	1.000%	2.000%
IV	BBB- / Baa3	0.375%	1.375%	0.625%	1.625%	0.875%	1.875%	1.125%	2.125%
V	≤ BB+ / Ba1	0.625%	1.625%	0.875%	1.875%	1.125%	2.125%	1.375%	2.375%

For purposes of the foregoing, if a rating is issued as determined by any of S&P, Fitch or Moody’s (collectively, the “Index Debt Ratings”) of the Company’s senior unsecured long-term debt or if there is no such rating then in effect for the Company from any rating agency: (w) in the case of a split rating, (i) if any two Index Debt Ratings are in the same level, such level shall apply and (ii) if each of the Index Debt Ratings is in a different level, the level that is the middle level shall apply, (x) if only two Index Debt Ratings are available and there is a split in such ratings, the higher rating will apply, unless the split in such Index Debt Ratings is more than one level, in which case the rating that is one level lower than the higher rating will apply, (y) if there is only one rating, the rating one level lower than such rating will apply, and (z) if there is no rating, Level V will apply. If any rating established by Moody’s, Fitch or S&P shall be changed (other than as a result of a change in the rating system of Moody’s, Fitch or S&P), such change shall be effective, in the case of an upgrade, during the period commencing on the date of delivery by the Company to the Administrative Agent of notice thereof and ending on the date immediately preceding the effective date of the next such change and, in the case of a downgrade, during the period commencing on the date of the public announcement thereof and ending on the date immediately preceding the effective date of the next such change.

Schedule I-1

Annex C

Project Mercury

Summary of Conditions Precedent to the Bridge Facility

Subject in all respects to the Documentation Principles and the Funding Conditions Provision, the availability and initial borrowing under the Bridge Facility shall be subject solely to the satisfaction (or waiver) of the following conditions precedent, as applicable:

1.	Concurrent Transactions. The Acquisition shall have been (or, substantially contemporaneously with the borrowing under the Bridge Facility, shall be) consummated in all material respects pursuant to the Acquisition Agreement without giving effect to any modifications, consents, amendments or waivers thereto agreed to by the Company that, in each case, are materially adverse to the interests of the Initial Lender (in its capacity as such), unless the Arranger shall have provided its written consent thereto, such consent not to be unreasonably withheld, delayed or conditioned (it being understood that (x) any decrease in the cash purchase consideration of 10% or more in respect of the Acquisition will be deemed to be materially adverse to the Lenders or the Arranger, (y) any increase in the cash purchase consideration of 10% or more for the Acquisition will be deemed to be materially adverse to the Lenders and the Arranger to the extent that any such increase is not funded with additional equity and (z) any reduction of the cash purchase price consideration shall be applied to reduce amounts to be funded under the Bridge Facility.

2.	No Material Adverse Effect. Since the date hereof, there shall not have occurred a Business Material Adverse Effect (as defined in the Acquisition Agreement as in effect on the date hereof) that is still continuing.

3.	Financial Statements. The Arranger shall have received (i) audited financial statements of the Company for its three most recent fiscal years ended at least 60 days prior to the Closing Date, (ii) unaudited financial statements of the Company for any quarterly (other than the fourth fiscal quarter) interim period or periods ended after the date of its most recently audited financial statements (and corresponding periods of any prior year), and more than 45 calendar days prior to the Closing Date, (iii) the audited carve-out financial statements of the Acquired Business for (x) each of the fiscal years ended December 31, 2020 and December 31, 2021 and (y) if the Closing Date has not occurred prior to March 31, 2023, the fiscal year ended December 31, 2022, (iv) unaudited carve-out financial statements of the Acquired Business for any quarterly (other than the fourth fiscal quarter) interim period or periods ended after the date of its respective most recently audited financial statements (and corresponding periods of any prior year), and more than 45 calendar days prior to the Closing Date and (v) pro forma financial statements, giving effect to the Acquisition, for the last completed fiscal year covered by clause (iii) and for the latest interim period covered by clause (iv); in each case, that meet the requirements of Regulation S-X. The Arranger hereby acknowledges that the Company’s public filing with the Securities and Exchange Commission of any required audited financial statements on Form 10-K or required unaudited financial statements on Form 10-Q, in each case, will satisfy the requirements under clauses (i) or (ii), as applicable, of this paragraph. The Arranger hereby acknowledges that it has received (i) audited financial statements of the Company for its fiscal years ended 2019, 2020 and 2021; (ii) unaudited financial statements of the Company for the interim periods ended March 31, 2021, June 30, 2021 and September 30, 2021.

4.	Payment of Fees and Expenses. All costs, fees, expenses (including, without limitation, legal fees and expenses), to the extent invoiced at least two (2) business days prior to the Closing Date, payable to the Arranger, the Administrative Agent or the Lenders shall have been paid on or prior to the Closing Date, in each case, to the extent required by the Fee Letter or the Commitment Letter to be paid on or prior to the Closing Date; provided that the foregoing amounts may, at the Borrower’s option, be offset against the proceeds of the Bridge Facility funded on the Closing Date.

Annex C-1

5.	Customary Closing Documents. The Company shall have complied with the following customary closing conditions: (i) the execution and delivery of customary and appropriate definitive loan documents relating to the Bridge Facility including, without limitation, a bridge loan agreement (the “Bridge Loan Agreement”) and other related and customary definitive documents (collectively, the “Loan Documents”) that are substantially consistent with the terms set forth in the Term Sheet, (ii) the delivery of customary legal opinions from Company counsel, customary corporate records and documents from public officials, customary officer’s certificates, customary evidence of authority and a customary borrowing notice, and (iii) the delivery of a solvency certificate from the chief financial officer (or other officer with equivalent responsibilities) of the Company in the form attached hereto as Schedule I demonstrating pro forma solvency (on a consolidated basis) of the Company and its subsidiaries as of the Closing Date (after giving effect to the Transactions). The Arranger shall have received at least three (3) business days prior to the Closing Date all documentation and other information regarding the Borrower and the Guarantors required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation to the extent reasonably requested in writing at least ten (10) business days prior to the Closing Date.

6.	Accuracy of Representations / No Default. At the time of and upon giving effect to the borrowing of the Bridge Loans on the Closing Date, (i) the Acquisition Representations and the Specified Representations shall be true and correct, in all material respects (except to the extent already qualified by materiality or material adverse effect and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct in all material respects (except to the extent already qualified by materiality or material adverse effect) as of such particular date) and (ii) there shall not exist any event of default relating to bankruptcy or insolvency of the Company or the Borrower, or nonpayment of fees payable under the Bridge Facility.

Annex C-2

SCHEDULE I

Project Mercury

Form of Solvency Certificate

SOLVENCY CERTIFICATE

This Solvency Certificate (this “Certificate”) is delivered pursuant to Section [__] of the Credit Agreement, dated as of [__] (the “Credit Agreement”), among Celanese US Holdings LLC, a Delaware limited liability company (the “Borrower”), Celanese Corporation (“Holdings”), the other guarantors from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent in such capacity, the “Administrative Agent”). The undersigned hereby certifies, solely in such undersigned’s capacity as chief financial officer of the Borrower, and not individually, as follows:

As of the date hereof, after giving effect to the consummation of the Transactions to occur on the date hereof, including the making of each Loan to be made on the Closing Date under the Credit Agreement, and after giving effect to the application of the proceeds thereof:

a.	the fair value of the assets of Holdings and its subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise;

b.	the present fair saleable value of the property of Holdings and its subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured (taking into account refinancing alternatives);

c.	Holdings and its subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured (taking into account refinancing alternatives); and

d.	Holdings and its subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

For purposes of this Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate in such undersigned’s capacity as chief financial officer of the Borrower, on behalf of the Borrower, and not individually, as of the date first stated above.

[BORROWER]

By:
Name:
Title:

Schedule I-2